EXHIBIT 14

Code of Ethics for Senior Officers

Senior Officers (SO’s) (SO’s are “covered officers”) of Cardinal Bankshares Corporation (“CBC”) and Bank of Floyd (BOF) hold an important and elevated role in corporate governance. The honesty, integrity and commitment to proper corporate governance and legal compliance of covered officers are fundamental to the reputation and success of CBC and Bank of Floyd. The Code embodies principles applicable to covered officers regarding their legal and ethical responsibilities to CBC, its subsidiaries, shareholders, customers and employees (CBC “constituents”). This Code is not all-inclusive. It provides certain primary guidelines which all CBC covered officers are expected to follow in addition to their other duties and responsibilities. Each covered officer shall make the following certification each year as a condition to the covered officer’s employment or continuing employment with CBC.

As a covered officer, I certify to CBC that I will adhere to and advocate the following legal and ethical principles and responsibilities governing my conduct as a covered officer:

To the best of my knowledge and ability, I must and will:

1.	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships and disclosing the same to my superior whenever they arise. In performing my responsibilities as a covered officer, I will put the interest of CBC and CBC constituents ahead of any competing personal interest I may have.

2.	Provide CBC constituents with information, as authorized, that is accurate, complete, objective, relevant, timely and understandable.

3.	Comply with applicable laws, rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.

4.	Act in the course of my employment in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5.	Respect the confidentiality of information acquired in the course of my work and not disclose the same except when authorized or otherwise legally obligated. Confidential information acquired in the course of my work is not to be used for personal advantage or otherwise except as authorized in the course of my employment.

6.	Share knowledge and maintain skills important and relevant to the needs of CBC constituents.

7.	Proactively promote ethical and lawful behavior within CBC and Bank of Floyd. I will not discuss or disseminate any customer or company information other than in the performance of my designated position and company designated duties.

8.	Assure responsible use of and control over all assets and resources of CBC and Bank of Floyd or their customers entrusted to me as a covered officer.

9.	Report promptly known or suspected violations of this Code and other concerns regarding the quality, integrity or effectiveness or actual or potential violations of CBC’s accounting and financial reporting principles, procedures and practices as well as suspected deficiencies in CBC’s internal controls systems to the Chairman of the CBC Audit Committee or CBC Chairman of the Board, and comply fully with the procedure established to investigate and resolve the same.

10.	Comply with CBC’s Employee Business Ethics and Whistle Blowing Claims Policy and avoid discussing concerns subject to such Policy outside the reporting procedure outlined in the Policy.

I will be accountable for adhering to this Code. Failure to observe this Code may result in disciplinary action, up to and including termination of employment. Violations of this Code may also constitute violations of law and may result in civil and criminal penalties.

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